UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: November 9, 2013 to February 3, 2014

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

TABLE OF CONTENTS

SIGNATURES

EXHIBIT INDEX

EX 99.1:	Total Enters Two Significant Gas Discoveries in the Asia-Pacific Region, Papua New Guinea

EX 99.2:	Total announces the approval of the development of Yamal LNG, a strategic liquefied natural gas project, Russia

EX 99.3:	Qatar Petroleum International enters into the share capital of Total E&P Congo, Congo

EX 99.4:	Total Becomes the First Major to Enter into Shale Gas Licences in the UK

EX 99.5:	Maarten Scholten is appointed Senior Vice-President, General Counsel of Total, France

EX 99.6:	Start-up of production from Itaú Phase 2, Bolivia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: February 4, 2014	By:	/s/ Humbert de Wendel
	Name:	Humbert de WENDEL
	Title:	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1: Papua New Guinea: Total Enters Two Significant Gas Discoveries in the Asia-Pacific Region (December 6, 2013)

•	EXHIBIT 99.2: Russia: Total announces the approval of the development of Yamal LNG, a strategic liquefied natural gas project (December 18, 2013)

•	EXHIBIT 99.3: Congo: Qatar Petroleum International enters into the share capital of Total E&P Congo (December 26, 2013)

•	EXHIBIT 99.4: UK: Total Becomes the First Major to Enter into Shale Gas Licences in the UK (January 13, 2014)

•	EXHIBIT 99.5: France: Maarten Scholten is appointed Senior Vice-President, General Counsel of Total (January 22, 2014)

•	EXHIBIT 99.6: Bolivia: start-up of production from Itaú Phase 2 (January 31, 2014)